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London EC2V 7HR

CONFIDENTIAL

June 26, 2020

Re:	Centogene N.V.
Confidential Submission of the Draft Registration Statement on Form F-1
Submitted June 26, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States

Ladies and Gentlemen:

On behalf of our client, Centogene N.V. (the “Company”), we submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) on June 26, 2020, relating to a proposed public offering (the “Offering”) of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”), for confidential review.

For the staff’s convenience, we have also enclosed three printed copies of the Draft Registration Statement, as confidentially submitted on EDGAR.

The Company confirms that it has submitted the Draft Registration Statement prior to the end of the twelfth month following the effective date of its initial Securities Act registration statement, which was November 6, 2019. A formal filing of the registration statement related to the Offering (the “Registration Statement”) and the Draft Registration Statement will be made at a later date, which in no event will be later than 48 hours prior to the requested effective time and date of the Registration Statement.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York,

USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Please do not hesitate to contact me at +44 20 7418 1334 or leo.borchardt@davispolk.com, or Andrew Rowe at +44 20 7418 1318 or andrew.rowe@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt

Leo Borchardt

cc:	Richard Stoffelen, Chief Financial Officer, Centogene N.V.